UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   Form 12b-25
                           NOTIFICATION OF LATE FILING


                                    FORM 10-Q
                FOR THE QUARTERLY PERIOD ENDED september 30, 2001


                            SEC FILE NUMBER: 0-22663
                             CUSIP NUMBER: 060003100



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                         PART I - REGISTRANT INFORMATION

                  Full Name of Registrant:

                  The Middleton Doll Company (the "Registrant")

                  Address of Principal Executive Office (Street and Number):

                  W239 N1700 Busse Road

                  City, State and Zip Code:

                  Waukesha, Wisconsin  53188-1160

                        PART II - RULES 12b-25(b) AND (c)

         The Registrant cannot file the 10-Q for the quarterly period ended September 30, 2001 (the "Third Quarter 10-Q") without unreasonable effort and expense, and the Registrant seeks relief pursuant to Rule 12b-25(b). The Registrant represents the following:

                  a) The reason causing the Registrant's inability to file timely the Third Quarter 10-Q (as described in Part III of this form) could not be eliminated by the Registrant without unreasonable effort and expense; and

                  b) The Third Quarter 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

         No accountant's statement or other exhibit required by Rule 12b-25(c) is required to be attached.

                              PART III - NARRATIVE

         The Third Quarter 10-Q cannot be filed within the prescribed time period without unreasonable effort and expense because one of the Registrant's subsidiaries has been temporarily unable (due to a computer systems conversion) to generate the data respecting the subsidiary necessary for the Registrant to complete the Third Quarter 10-Q in a timely fashion.



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                           PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification:

         Susan J. Hauke
         (262) 523-5706

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).


                   [X]     Yes                [ ]        No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                   [ ]     Yes                [X]        No

4. If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Not Applicable.

         The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 14, 2001                     By:  /s/ Susan J. Hauke
                                                      Susan J. Hauke
                                                      Vice President Finance





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